ASHLAND GLOBAL HOLDINGS INC.

50 E. RiverCenter Boulevard

P.O. Box 391

Covington, Kentucky, 41012-0391

(859) 815-3333

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

August 4, 2016

Ashland Global Holdings Inc.

Registration Statement on Form S-4

File No. 333-211719

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on August 3, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, August 5, 2016, at 9:00 a.m. New York City time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

ASHLAND GLOBAL HOLDINGS INC.

By:	/s/ Scott A. Gregg
	Name:	Scott A. Gregg
	Title:	Vice President, Tax